Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

JOHN J. O'BRIEN
ASSOCIATE
215.963.4969
October 14, 2015


FILED AS EDGAR CORRESPONDENCE


Ms. Amy W. Miller
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: Response letter to comments on Registration Statement on Form N-1A of The Community Development Fund (File Nos. 333-206012 and 811-23080)
     ---------------------------------------------------------------------------

Dear Ms. Miller:

Set forth below are your comments (phrased from your letter dated August 26, 2015), and our responses to those comments, on the initial Registration Statement on Form N-1A of The Community Development Fund (the "Fund") filed under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended (the "1933 Act"), with the Securities and Exchange Commission ("SEC") on July 31, 2015, regarding the registration of shares of the Fund. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement. (Numbers listed alongside each "Comment" refer to the items in your letter). Please note that although we did not repeat comments 19-20 and 22-23 because they do not require an affirmative response, we nonetheless have taken the comments into consideration.

PROSPECTUS

FEES AND EXPENSES

1. COMMENT: Although the prospectus states that the Fund will invest in investment companies, the Fee Table does not contain a line-item for AFFE. Please revise the Fee Table to include a line-item for AFFE, or else explain why one is not required. See Instr. 3(f) to Item 3 of Form N-1A.

     RESPONSE: Because the Fund does not expect to have acquired fund fees and expenses greater than one basis point of its average net assets, the Fee Table does not contain a line-item for AFFE. Instead, any such expenses will be included in the "Other Expenses" line item in the Fee Table.

2. COMMENT: The Fee Table contains a line-item for "Fee Reductions and/or Expense Reimbursements," while footnote (2) clarifies that the Fund's adviser and/or affiliates "[c]ontractually agreed to waive fees and reimburse expenses for a period of one year in order to keep total direct operating expenses (exclusive of interest from borrowings, brokerage commissions, taxes, acquired fund fees and expenses, and other extraordinary expenses not incurred in the ordinary course of the Fund's business) from exceeding [1.00]%," which agreement shall remain in effect until [20XX+1], unless earlier terminated."

          a. Disclose that the fee waiver and reimbursement agreement will remain in effect for no less than one year from the effective date of the Fund's registration statement. See Instr. 3(e) to
               Item 3.

          b. Please include the fee waiver and reimbursement agreement, which is a material contract of the Fund, as an exhibit to the registration statement. See Item 28(h) of Form N-1A.

     RESPONSE:

          a. In response to your comment, we have revised the disclosure accordingly.

          b. The fee waiver and reimbursement agreement has been filed with the Fund's first pre-effective amendment to its Registration Statement, to which this Correspondence is an accompaniment.

3. COMMENT: The Expense Example states that "[a]lthough your actual costs and returns may be higher or lower, based on these assumptions, your costs would be " (Emphasis added.) Please delete the italicized language as it is neither permitted nor required. See General Instr. C.3.(b) of Form N-1A.

     RESPONSE: In response to your comment, the italicized language has been deleted.

PRINCIPAL INVESTMENT STRATEGY

4. COMMENT: Please disclose the expected maturity and credit quality of the debt securities in which the Fund will invest.

     RESPONSE: In response to your comment, we have added disclosure to the Fund's principal investment strategy stating that although the Fund will invest primarily in investment grade fixed income securities, the Fund may at times invest in securities rated below investment grade (also referred to as "high yield" or "junk" bonds). Because the Fund, as a principal investment strategy, is not managed to a particular maturity, no disclosure has been added regarding the expected maturity of the debt securities in which the Fund will invest.

5. COMMENT: The disclosure in this section states that the Fund will invest a significant amount of its assets in securities issued by the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), and Government National Mortgage Association ("Ginnie Mae"). Does the Fund also intend to invest in privately-issued mortgage backed securities? If so, please disclose here, and include any associated risks in the Principal Risks section.

     RESPONSE: The Fund does not currently expect to invest in privately-issued mortgage backed securities as part of its principal investment strategies.

6. COMMENT: The disclosure in this section states that while the Fund is seeking to invest available cash in CRA-qualifying investment opportunities, it may invest in "[m]oney market instruments, debt securities issued or guaranteed by the US Government or its agencies, repurchase agreements, convertible securities, shares of exchange-traded funds, or certain derivative instruments that provide exposure to one or a basket of securities that are consistent with the Fund's investment objectives." (Emphasis added.) Please disclose the extent to which the Fund expects to invest in the italicized instruments, particularly derivatives, and add corresponding risk disclosure to the Principal Risks section.

     RESPONSE: In response to your comment, we have added risk disclosure for repurchase agreements, convertible securities, exchange-traded funds, and derivative instruments. We have also added disclosure to the Fund's principal investment strategy clarifying the extent to which the Fund expects to invest in these instruments.

PRINCIPAL RISKS

7. COMMENT: The introductory paragraph in this section states that "CRA-qualified loans in geographic areas sought by the Fund may not provide as favorable return as CRA-qualified loans in other geographic areas." Please explain the significance of this statement. Does the Fund have a current intent to concentrate its investments in specific geographic locations? If so, please disclose in the Principal Investment Strategy and Risk sections.

     RESPONSE: The Fund does not currently intend to concentrate its portfolio as a whole in investments in specific geographic locations. Because CRA-qualified loans are generally tied to specific regions, the referenced language indicates that the Fund's investment in a CRA-qualified loan located in particular geographic area may not be as favorable as an investment in a different CRA-qualified loan located in another area. Additionally, the Principal Risks section contains a "Regional Focus Risk."

8. COMMENT: Although bank loans are identified as a Principal Risk of the Fund, such loans are not included in the Principal Investment Strategy section. Please explain to us why bank loans create a principal risk of the Fund, but are not a principal strategy. Also, will bank loans be treated as illiquid securities? If not, please explain why they will be treated as liquid securities.

     RESPONSE: In response to your comment, we have removed the bank loans risk disclosure as these are not currently expected to be a principal investment of the Fund.

9. COMMENT: The Portfolio Turnover Risk states that the Fund may buy and sell securities frequently. If active and frequent trading will be a principal strategy of the Fund, please revise the Principal Investment Strategy section to include this information.

     RESPONSE: In response to your comment, we have added disclosure to the Fund's principal investment strategy stating that the Fund may buy and sell securities frequently, which could result in a high portfolio turnover rate.

10. COMMENT: The Regional Focus Risk states that "to the extent [the Fund] focuses its investments in a particular geographic region, the Fund may be more susceptible to economic, political, regulatory or other events or conditions affecting issuers and countries within that region. As a result, the Fund may be subject to greater price volatility and risk of loss than a fund holding more geographically diverse investment." (Emphasis added.) The italicized language suggests that the Fund may invest in issuers in other countries, while the SAI states that the Fund will not invest in foreign securities. Please revise this inconsistency.

     RESPONSE: In response to your comment, the italicized language has been modified to state "to the extent that it focuses its investments in a particular geographic region for CRA accreditation purposes, the Fund may be more susceptible to economic, political, regulatory or other events or conditions affecting issuers and states or municipalities within that region."

MANAGEMENT

11. COMMENT: Please confirm to us the registration status of the Fund's adviser, Community Development Fund Advisors, LLC.

     RESPONSE: Community Development Fund Advisors, LLC's registration with the SEC under the Investment Advisers Act of 1940, as amended, has become effective since the initial Registration Statement was filed. Additionally, please note that the Fund is in the process of negotiating service contracts with SEI Investments Global Funds Services which would serve as administrator, Atlantic Fund Services, LLC which would serve as transfer agent, Foreside Fund Services, LLC which would serve as distributor, Logan Circle Partners L.P. which would serve as sub-adviser, and Tait Weller & Baker LLP which would serve as fund accountant.

TAX INFORMATION

12. COMMENT: We note that the prospectus states Class A Shares of the Fund are available for purchase by financial institutions seeking positive CRA consideration with respect to shares of the Fund owned by them. Nevertheless, the Tax Information discloses that "if you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account ("IRA"), you will generally not be subject to federal taxation on Fund distributions until you begin receiving distributions from your tax-deferred arrangement." Since this disclosure language is generally applicable only to individual retail investors (not to financial institutions), explain to us why it is included in the prospectus.

     RESPONSE: In response to your comment, we have clarified that Class A Shares of the Fund are available for purchase both by financial institutions seeking positive CRA consideration with respect to shares of the Fund owned by them and by other institutional and individual investors.

FUND INVESTMENTS - OTHER INVESTMENT COMPANIES

13. COMMENT: This section states that "[t]he Fund also may invest in securities issued by other investment companies." Please provide more detail regarding the types of investment companies in which the Fund intends to invest. For example, does this only include money market funds or ETFs, or are investments in other funds contemplated? Would such investments be CRA-qualified?

     RESPONSE: In response to your comment, we have included more detailed disclosure regarding the types of investment companies in which the Fund intends to invest and if such investments would be CRA-qualified. In general, this is expected to represent less than 5% of the Fund's total assets.

INVESTMENT ADVISER

14. COMMENT: This section states that "[p]ursuant to a CRA Servicing Plan that has been approved by the Board, the Adviser will maintain books and records that document that the Fund generally holds CRA-qualifying investments with a primary purpose of community development and explicitly earmark for CRA-qualifying purposes specific securities to specific shareholders and track Shareholder Assessment Areas." (Emphasis added.) Please explain how the Fund is able to explicitly earmark specific securities to specific shareholders. How does this arrangement comply with Section 18 of the Investment Company Act of 1940 (the "1940 Act")?

     RESPONSE: The earmarking process to which this disclosure is referring does not refer to investment performance or otherwise designate the Fund's profits and losses on particular investments differently between shareholders. Instead, earmarking, as used in this context, is a term originating from the regulations associated with the Community Reinvestment Act of 1977, as amended (the "CRA"), referring to the practice of giving consideration to an investment within a commingled investment vehicle to a particular shareholder purely for CRA accreditation purposes. As with any other mutual fund, each shareholder of the Fund will still own a pro-rata share of the entire fund, regardless of the underlying securities that may have been earmarked for CRA purposes. Earmarking does not in any way suggest or create an ownership interest in that security by that shareholder.

PURCHASING AND SELLING FUND SHARES

15. COMMENT: This section states that an investor "may request to have its investment amount invested in particular areas of the United States as its preferred geographic focus or designated target region." If the Fund accommodates such a request, could it result in some investors sharing in the profits and losses of some, but not all, of the Fund's investments? If yes, please explain how this is consistent with Section 18 of the 1940 Act.

     RESPONSE: Each shareholder's returns will be based on the investment performance of the Fund's blended overall portfolio of investments and not just on the performance of the assets, if any, in the designated target region(s) selected by that shareholder. Accordingly, we have revised this section to state that an investor "may request to have its investment amount invested in particular areas of the United States as its preferred geographic focus or designated target region solely for CRA accreditation purposes."

HOW TO PURCHASE FUND SHARES

16. COMMENT: This section states that "[p]ending the termination of the initial offering period, funds received from prospective investors will be placed in an interest-bearing escrow account with the Fund's escrow agent. On the date of termination of the initial offering period, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned on escrowed amounts will be credited to the Fund" (Emphasis added.) Please explain why the interest earned on the escrowed amounts could be properly credited to the Fund, and not the investors.

     RESPONSE: In response to your comment, the referenced language has been revised to state that "[d]uring the initial offering period, orders may only be placed through the Fund. Payments for shares of the Fund will not be accepted until the completion of the initial offering period."

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT LIMITATIONS

17. COMMENT: Investment Limitation No. 5 states that the Fund may not "[p]urchase any securities which would cause 25% or more of the value of the Fund's total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, although this limitation does not apply to mortgage-backed securities; provided, however, that there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S. government, the District of Columbia or any of their authorities, agencies, or instrumentalities (including U.S. government-sponsored enterprises) or political subdivisions, including municipal bonds." (Emphasis added.)

          a. Please explain why this limitation does not apply to mortgage-backed securities. If the Fund intends to concentrate in mortgage-backed securities, please explicitly disclose here, and in the prospectus.

          b. To be exempt from the concentration limits, obligations issued or guaranteed by any state, territory or possession of the U.S. government, etc., must be tax-exempt. See Rel. No. IC-9785 (May 31, 1977) (stating the Division's view that Section 8(b)(1)(E)'s disclosure requirement "as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry," but requiring "[a]ny intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear."). (Emphasis added.) Please revise.

     RESPONSE: In response to your comments, we have revised Investment Limitation No. 5 to state that the Fund will not:

               Purchase any securities which would cause 25% or more of the value of the Fund's total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry; provided, however, that there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S. government, the District of Columbia or any of their authorities, agencies, or instrumentalities (including U.S. government-sponsored enterprises) or political subdivisions, including municipal bonds, provided such instruments are tax-exempt;

TRUSTEE EXPERIENCE, QUALIFICATIONS, ATTRIBUTES AND/OR SKILLS

18. COMMENT: Although the SAI states that "[s]et forth below are the names, dates of birth, position with the Trust, length of term of office and the principal occupations for the last five years of each of the persons currently serving as Executive Officers of the Trust," no such information is provided. Please disclose this, and all other information required by
     Item 17 of Form N-1A.

     RESPONSE: This disclosure has been included in the Fund's first pre-effective amendment to its Registration Statement.

GENERAL COMMENTS

21. COMMENT: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

     RESPONSE: The Fund does not currently intend to submit any exemptive application or no-action request in connection with its registration statement.

I hereby acknowledge on behalf of the Fund that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and
(iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Sincerely,

/s/ John J. O'Brien
-------------------
John J. O'Brien